Groundfloor Finance Inc.

form 1-k

Fiscal Year Ending 2019

April 3, 2020

DESCRIPTION OF THE COMPANY’S BUSINESS

We incorporate by reference the section titled “Description of the Company’s Business,” filed on Form 1-A dated December 29, 2017 and qualified January 4, 2018. Please see this filing on EDGAR.

MANAGEMENT DISCUSSION AND ANALYSIS

We incorporate by reference the section titled “Management Discussion and Analysis,” filed on Form 1-A in Post Qualification Amendment No. 43, dated March 29, 2019 and qualified April 16, 2019. Please see this filing on EDGAR.

Directors and officers

We incorporate by reference the section titled “Management” filed on Form 1-A dated December 29, 2017 and qualified January 4, 2018. Please see this filing on EDGAR.

Security ownership of management and certain securityholders

We incorporate by reference the section titled “Principal Shareholders,” filed on Form 1-A in Post Qualification Amendment No. 43, dated March 29, 2019 and qualified April 16, 2019. Please see this filing on EDGAR.

Interest of management and others in certain transactions

We incorporate by reference the section titled “Related Party Transactions,” filed on Form 1-A in Post Qualification Amendment No. 43, dated March 29, 2019 and qualified April 16, 2019. Please see this filing on EDGAR.

Other information

We do not have other information to disclose under Item 6 of Form 1-K.

GROUNDFLOOR FINANCE INC.

AND SUBSIDIARIES

Audited Consolidated Financial Statements

December 31, 2019 and 2018

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Table of Contents

December 31, 2019 and 2018

Independent Auditor’s Report

To the Board of Directors
Groundfloor Finance, Inc. and Subsidiaries
Atlanta, Georgia

We have audited the accompanying consolidated financial statements of Groundfloor Finance, Inc. and Subsidiaries (the “Company”), which comprise the consolidated balance sheet as of December 31, 2019, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Prior Period Consolidated Financial Statements

The consolidated financial statements of the Company as of December 31, 2019 and for the year then ended, were audited by other auditors whose report dated March 21, 2019, expressed an unmodified opinion on those statements.

F-1

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has not earned any significant revenues since its inception which result in substantial doubt about the ability of the Company to continue as a going concern. Management’s evaluation of the events and conditions and management's plans in regard to that matter also are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

/s/

Cherry Bekaert LLP

Atlanta, Georgia

March 16, 2020

F-2

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31,
	2019	2018
Assets
Current assets:
Cash	$1,699,196	$1,069,392
Loans to developers, net	73,851,996	38,761,717
Interest receivable on loans to developers	2,867,914	1,821,073
Other current assets	937,645	484,391
Total current assets	79,356,751	42,136,573
Property, equipment, software, website, and intangible assets, net	971,607	813,104
Other assets	42,603	63,906
Total assets	$80,370,961	$43,013,583
Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses	$4,602,116	$2,493,158
Accrued interest on limited recourse obligations	2,251,926	1,372,474
Limited recourse obligations, net	53,124,759	31,719,205
Revolving credit facility	10,460,752	5,493,605
Convertible notes, net of discount of $368,526 and $0	3,238,474	1,800,000
Short-term notes payable	8,085,257	2,925,082
Total current liabilities	81,763,284	45,803,524
Other liabilities	136,819	60,765
Total liabilities	81,900,103	45,864,289
Commitments and contingencies (See Note 12)
Stockholders’ equity:
Common stock, no par, 5,000,000 shares authorized, 2,102,720 and 1,732,585 issued and outstanding	10,564,771	6,125,264
Series A convertible preferred stock, no par, 747,385 shares designated, 747,373 shares issued and outstanding (liquidation preference of $4,999,925)	4,962,435	4,962,435
Series seed convertible preferred stock, no par, 568,796 shares designated, issued and outstanding (liquidation preference of $2,960,583)	2,609,091	2,609,091
Additional paid-in capital	1,802,895	1,083,572
Accumulated deficit	(21,467,774)	(17,630,508)
Stock subscription receivable	(560)	(560)
Total stockholders’ deficit	(1,529,142)	(2,850,706)
Total liabilities and stockholders’ deficit	$80,370,961	$43,013,583

See accompanying notes to consolidated financial statements

F-3

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Consolidated Statements of Operations

	Year Ended December 31,
	2019	2018
Non-interest revenue:
Origination fees	$2,748,150	$1,183,583
Loan servicing revenue	1,964,284	988,203
Total non-interest revenue	4,712,434	2,171,786
Net interest income:
Interest income	6,323,801	3,178,629
Interest expense	(4,633,122)	(2,460,454)
Net interest income	1,690,679	718,175
Net revenue	6,403,113	2,889,961
Cost of revenue	(779,756)	(423,776)
Gross profit	5,623,357	2,466,185
Operating expenses:
General and administrative	2,514,202	1,736,515
Sales and customer support	2,939,149	2,456,875
Development	1,125,071	1,006,840
Regulatory	208,874	193,538
Marketing and promotions	1,515,558	2,169,567
Total operating expenses	8,302,854	7,563,335
Loss from operations	(2,679,497)	(5,097,150)
Interest expense	1,157,769	1,003,505
Net loss	$(3,837,266)	$(6,100,655)

See accompanying notes to consolidated financial statements

F-4

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Deficit

	Series A		Series Seed							Total
	Convertible		Convertible				Additional		Stock	Stockholders’
	Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated	Subscription	(Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Receivable	Equity
Stockholders’ deficit as of December 31, 2017	747,373	$4,962,435	568,796	$2,609,091	1,136,406	$56,834	$677,929	$(11,529,853)	$(560)	$(3,224,124)
Shares issued in the 2018 Common Stock Offering, net of offering costs	-	-	-	-	468,764	4,562,634	-	-	-	4,562,634
Shares issued in a private placement	-	-	-	-	125,000	1,500,000	-	-	-	1,500,000
Exercise of stock options	-	-	-	-	2,415	5,796	-	-	-	5,796
Share-based compensation expense and warrants	-	-	-	-	-	-	405,643	-	-	405,643
Net loss	-	-	-	-	-	-	-	(6,100,655)	-	(6,100,655)
Stockholders’ deficit as of December 31, 2018	747,373	$4,962,435	568,796	$2,609,091	1,732,585	$6,125,264	$1,083,572	$(17,630,508)	$(560)	$(2,850,706)
Shares issued in the 2019 Common Stock Offering, net of offering costs	-	-	-	-	214,535	3,073,307	-	-	-	3,073,307
Shares issued upon conversion of convertible notes	-	-	-	-	147,663	1,348,821	-	-	-	1,348,821
Exercise of stock options	-	-	-	-	7,937	17,379	-	-	-	17,379
Share-based compensation expense and warrants	-	-	-	-	-	-	318,545	-	-	318,545
Beneficial conversion feature on sale of convertible notes							400,778			400,778
Net loss	-	-	-	-	-	-	-	(3,837,266)	-	(3,837,266)
Stockholders’ deficit as of December 31, 2019	747,373	$4,962,435	568,796	$2,609,091	2,102,720	$10,564,771	$1,802,895	$(21,467,774)	$(560)	$(1,529,142)

See accompanying notes to consolidated financial statements

F-5

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2019	2018
Cash flows from operating activities
Net loss	$(3,837,266)	$(6,100,655)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	481,533	375,532
Share-based compensation	401,930	281,143
Noncash interest expense	85,089	73,388
Loss (gain) on sale of real estate owned	-	7,963
Origination of loans held for sale	(13,659,207)	(672,491)
Proceeds from sales of loans held for sale	15,320,281	672,491
Conversion of beneficial interests	-	181,347
Changes in operating assets and liabilities:
Other assets	(133,042)	41,492
Interest receivable on loans to developers	(1,085,699)	(3,161,729)
Accounts payable and accrued expenses	2,308,919	731,383
Accrued interest on limited recourse obligations	887,310	2,439,597
Net cash used in operating activities	769,848	(5,130,539)
Cash flows from investing activities
Loan payments to developers	(87,710,983)	(45,914,339)
Repayments of loans from developers	46,214,398	26,131,470
Proceeds from sale of properties held for sale	2,018,836	1,818,857
Purchases of computer equipment and furniture and fixtures	(50,373)	(220,489)
Payments of software and website development costs	(569,749)	(487,100)
Net cash used in investing activities	(40,097,871)	(18,671,601)
Cash flows from financing activities
Proceeds from limited recourse obligations	72,042,001	43,135,416
Repayments of limited recourse obligations	(47,889,960)	(28,997,881)
Payment of deferred financing costs	(61,250)	(10,000)
Borrowings from the revolving credit facility	58,820,632	37,369,522
Repayments on the revolving credit facility	(53,827,652)	(34,870,261)
Proceeds from issuance of short-term notes payable	24,070,230	1,801,200
Repayments of short-term notes payable	(17,260,860)	(520,100)
Proceeds from issuance of convertible notes	3,174,000	-
Repayments of convertible notes	(450,000)	-
Repayment of 2017 Note	(1,750,000)	-
Proceeds from Regulation A+ common stock offering, net of offering costs	3,073,307	4,103,670
Proceeds from issuance of shares in a private placement	-	1,500,000
Exercise of stock options	17,379	5,796
Net cash provided by financing activities	39,957,827	23,517,362
Net increase (decrease) in cash	629,804	(284,778)
Cash as of beginning of the year	1,069,392	1,354,170
Cash as of end of the year	$1,699,196	$1,069,392
Supplemental cash flow disclosures:
Cash paid for interest	$1,218,759	$650,528

F-6

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2019	2018
Supplemental disclosure of noncash investing and financing activities:
Loans to developers transferred to other real estate owned	$2,015,376	$2,071,840
Write-down of loans to developers, net and limited recourse obligations, net	484,282	438,660
Write-down of interest receivable on loans to developers and accrued interest on limited recourse obligations	224,106	195,240
Conversion of convertible notes payable and accrued interest converted into common stock	1,348,821	277,617
Reduction to allowance for loan to developers and limited recourse obligations	-	90,000
Issued warrants in connection with notes payable	139,896	124,500
Issued advance agreements for convertible notes payable	288,000	-

See accompanying notes to consolidated financial statements

F-7

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

The terms "we," "our," “GROUNDFLOOR,” or the "Company" refer to Groundfloor Finance Inc. and its subsidiaries. The Company was originally organized as a North Carolina limited liability company under the name of Fomentum Labs LLC on January 28, 2013. Fomentum Labs LLC changed its name to Groundfloor LLC on April 26, 2013, and converted into a North Carolina corporation on July 26, 2013. In connection with this conversion, all equity interests in Groundfloor LLC were converted into shares of GROUNDFLOOR Inc.’s common stock. In August 2014, GROUNDFLOOR Inc. converted into a Georgia corporation and changed its name to Groundfloor Finance Inc. The accounting effects of these conversions were reflected retrospectively in the Consolidated Financial Statements. Groundfloor Holdings GA, LLC is the holder of the Revolver, as defined in Note 7. Groundfloor Properties GA LLC was created for the purpose of financing real estate in Georgia. Groundfloor Real Estate 1 LLC and Groundfloor Real Estate 2 LLC were created for the purpose of financing real estate in any state. Groundfloor Real Estate, LLC is currently inactive and management does not have plans to use this entity in the near future.

The Company has developed an online investment platform designed to crowdsource financing for real estate development projects (the “Projects”). With this online investment platform (the “Platform”), public investors (the “Investors”) are able to choose between multiple Projects, and real estate developers (the “Developers”) of the Projects are able to obtain financing. GROUNDFLOOR’s financing model replaces traditional sources of financing for Projects with the aggregation of capital from Investors using the internet.

Basis of Presentation and Liquidity

The Company’s Consolidated Financial Statements include Groundfloor Finance Inc. and its wholly owned subsidiaries, Groundfloor Properties GA LLC; Groundfloor Real Estate, LLC; Groundfloor Holdings GA, LLC; Groundfloor Real Estate 1 LLC; and Groundfloor Real Estate 2, LLC (collectively the “Company” or “GROUNDFLOOR”). Intercompany transactions and balances have been eliminated upon consolidation.

The Company’s Consolidated Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business.

Operations since inception have consisted primarily of organizing the Company, developing the technology, and securing financing. The accompanying Consolidated Financial Statements have been prepared on a basis which assumes that the Company will continue as a going concern. The Company has incurred losses and cash outflows from operations since its inception. The ultimate success of the Company is dependent on management’s ability to develop and market its products and services at levels sufficient to generate operating revenues in excess of expenses.

Management evaluated the condition of the Company and has determined that until such sales levels can be achieved, management will need to secure additional capital to continue growing working capital and fund product development and operations.

Management intends to raise additional debt or equity financing to grow working capital and fund operations. Management believes the Company will obtain additional funding from current and new Investors in order to sustain operations. However, there are no assurances that the Company can be successful in obtaining the additional capital or that such financing will be on terms favorable or acceptable to the Company.

As of the issuance date but subsequent to the date of these financial statements, the Company has commenced an equity offering through which it may raise up to $5.0 million in new financing. At the time of issuance, the Company has closed on approximately $0.3 million in new financing. See Note 13, “Subsequent Events.”

There is substantial doubt that the Company will continue as a going concern for at least 12 months following the date these Consolidated Financial Statements are issued, without additional financing based on the Company’s limited operating history and recurring operating losses.

F-8

The Consolidated Financial Statements do not include any adjustments that might result from the outcome of the uncertainties described in the Consolidated Financial Statements. In addition, the Consolidated Financial Statements do not include any adjustments relating to the recoverability and classification of assets nor the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue primarily results from fees earned on the loans to the Developers (the “Loans”). Fees include “Origination fees” and “Loan servicing revenue” which are paid by the Developers.

Effective for 2019, the Company adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“Topic 606”). Topic 606 supersedes the revenue requirements in ASC Topic 605, Revenue Recognition. The Company has evaluated the impact of this accounting standard on its Consolidated Financial Statements and concluded that the Company’s contracts with customers continue to fall within the scope of existing guidance. Servicing fees, origination fees, net interest income, and gains and losses on sales of loans remain within the scope of ASC topic 310—Receivables or ASC topic 860—Transfers and Servicing. Consequently, there was no transition adjustment required on the accompanying financial statements for adopting Topic 606.

Origination Fees

“Origination fees” are paid by the Developers for the work performed to facilitate the Loans. The amount to be charged is a percentage based upon the terms of the Loan, including grade, rate, term, and other factors. Origination fees range from 1.0% to 5.0% of the principal amount of a Loan. The origination fee is paid when the Loan is issued to the Developer and deducted from the gross proceeds distributed. A Loan is considered issued when formal closing has occurred and funds have transferred to the Developer’s account, which occurs through an Electronic Funds Transfer (“EFT”).

The origination fees are recognized as revenue ratably over the term of the Loan, while direct costs to originate Loans are recorded as expenses as incurred.

Loan Servicing Revenue

Loan servicing revenue is recognized by the Company, upon recovery, for costs incurred in servicing the Developer’s Loan, including managing payments to and from Developers and payments to Investors. The Company records loan servicing revenue as a component of revenue when collected. Direct costs to service Loans are recorded as expenses as incurred.

Whole Loan Sales

Under loan sale agreements, the Company sells all of its rights, title, and interest in certain loans. At the time of such sales, the Company may simultaneously enter into loan servicing agreements under which it acquires the right to service the loans. The Company calculates a gain or loss on a whole loan sale based on the net proceeds from the whole loan sale, less the carrying value of the loans sold. All unamortized origination fees incurred in the origination process are recognized directly to Consolidated Statements of Operations and recorded to “Origination fees”. For sold loans for which the Company retains servicing rights, the Company compares the expected contractual benefits of servicing to the expected costs of servicing to determine whether a servicing asset or servicing liability arises from the transaction. No servicing rights assets or liabilities have been identified for the years ended December 31, 2019 and 2018.

F-9

Interest Income on Loans to Developers and Interest Expense on Limited Recourse Obligations

The Company recognizes “Interest income” on Loans and “Interest expense” on the corresponding Investor Georgia Notes (if issued by Groundfloor GA) or LROs (if issued by Groundfloor Finance Inc.) using the accrual method based on the stated interest rate to the extent the Company believes it to be collectable. For the purposes of these Consolidated Financial Statements, “Limited recourse obligations, net” refers to both Georgia Notes and LROs. Georgia Notes are securities that the Company has issued through its previously registered Georgia-exclusive securities offering, which has since been terminated. LROs are the Company’s currently registered securities. Both Georgia Notes and LROs represent similar obligations of the Company.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2019 and 2018. From time to time, the Company could maintain cash deposits in excess of federally insured limits. The Company believes credit risk related to its cash and cash equivalents to be minimal.

Each investor’s escrow account receives Federal Deposit Insurance Corporation (“FDIC”) insurance coverage on cash balances subject to normal FDIC coverage rules. Investor funds, whether committed through a LRO or held in escrow, are not included as a part of the Company’s cash balance.

Loans to Developers and Limited Recourse Obligations

“Loans to developers, net” are originally recorded at outstanding principal, then subsequently increased as additional draws are disbursed to developers. “Limited recourse obligation, net” are originally recorded at the original principal amount committed by investors, net of funds not yet to be disbursed to developers on the underlying loans, then subsequently increased as those funds are disbursed to developers. Funds committed by investors in LROs but not yet disbursed to developers on the underlying Loans were approximately $8,218,000 and $5,381,000, as of December 31, 2019 and 2018, respectively. These funds are netted against gross balances of approximately $61,343,000 and $37,100,000 as of December 31, 2019 and 2018, respectively, on the accompanying Consolidated Balance Sheets.

The interest rate associated with a Loan is the same as the interest rate associated with the corresponding Georgia Notes or LROs.

The Company’s obligation to pay principal and interest on a Georgia Note or LRO is equal to the pro rata portion of the total principal and interest payments collected from the corresponding Loan. The Company obtains a lien against the property being financed and attempts reasonable collection efforts upon the default of a Loan. The Company is not responsible for repaying “Limited recourse obligations, net” associated with uncollectable “Loans to developers, net.” Amounts collected related to a defaulted Loan are returned to the Investors based on their pro rata portion of the corresponding Georgia Notes or LROs, if applicable, less collection costs incurred by the Company.

The Investors may remit funds through the Company’s online portal prior to the actual Loan being closed. These funds are held in an escrow account controlled by a major bank and are not recognized as an LRO until the Loan is closed and funds are transferred to the Developer, which occurs through an EFT transaction. Each Investor escrow account receives FDIC insurance coverage on cash balances subject to normal FDIC coverage rules.

The Loan and corresponding LROs are recorded on the Company’s Consolidated Balance Sheets to “Loans to developers, net” and “Limited recourse obligations, net”, respectively, once the Loan has closed and funds have been disbursed to borrowers. Loans are considered closed after the promissory note for that Loan has been signed and the security interest has been perfected.

F-10

Nonaccrual and Past Due Loans

Accrual of interest on “Loans to developers, net” and corresponding “Limited recourse obligations, net” is discontinued when, in management’s opinion, the collection of the interest income appears doubtful. “Interest income” and “Interest expense” on the “Loans to developers, net” and the corresponding “Limited recourse obligations, net” are discontinued and placed on nonaccrual status at the time the Loan is 90 days delinquent unless the Loan is well secured and in process of collection. A Loan may also be placed on nonaccrual status when, in management’s judgment, the collection of the interest income appears doubtful based on the status of the underlying development project, even if the Loan is not yet 90 days delinquent. Loans may be returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The “Loans to developers, net” and corresponding “Limited recourse obligations, net” are charged off to the extent principal or interest is deemed uncollectible. All interest accrued but later charged off for “Loans to developers, net” and “Limited recourse obligations, net” is reversed against “Interest income” and the corresponding LROs recorded “Interest expense”.

Impaired Loans

Loans are considered impaired when, based on current information and events, it is probable the Company will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreements. Impaired loans include Loans on nonaccrual status. When determining if the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement, the Company considers the borrower’s capacity to pay, which includes such factors as the borrower’s current financial position, an analysis of global cash flow sufficient to pay all debt obligations and an evaluation of secondary sources of repayment, such as collateral value and guarantor support. The Company individually assesses for impairment all nonaccrual Loans and all Loans in fundamental default. If a Loan is deemed impaired, a specific valuation allowance is allocated, if necessary, so that the Loan is reported net, at the present value of estimated future cash flows using the Loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis.

Allowance for Uncollectable Loans and Undeliverable Limited Recourse Obligations

Payments to holders of Georgia Notes or LROs, as applicable, depend on the payments received on the corresponding Loans; a reduction or increase of the expected future payments on Loans will decrease or increase the reserve for the associated Georgia Notes or LROs. The Company recognizes a reserve for uncollectable Loans and corresponding reserve for undeliverable Georgia Notes or LROs in an amount equal to the estimated probable losses net of recoveries. The allowance is based on management’s estimates and analysis of historical bad debt experience, existing economic conditions, current loan aging schedules, and expected future write-offs, as well as an assessment of specific, identifiable Developer accounts considered at risk or uncollectible. Expected losses and actual charge-offs on Loans are offset to the extent that the Loans are financed by Georgia Notes or LROs, as applicable, that effectively absorb the related Loan losses.

“Loans to developers, net” are presented net of a reserve for doubtful accounts of approximately $2,720,000 and $500,000 as of December 31, 2019 and 2018, respectively. “Limited recourse obligations, net” are presented net of a reserve for doubtful accounts of approximately $2,720,000 and $500,000 as of December 31, 2019 and 2018, respectively.

Other Real Estate Owned

Foreclosed assets acquired through or in lieu of loan foreclosure are held for sale and are initially recorded at fair value less estimated selling costs. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Costs of improvements are capitalized up to the fair value of the property, whereas costs relating to holding foreclosed assets and subsequent adjustments to the value are charged to operations.

F-11

Software Development Costs

Software development costs primarily include internal and external labor expenses incurred to develop the software that powers the Company’s website. Certain costs incurred during the application development stage are capitalized based on specific activities tracked, while costs incurred during the preliminary project stage and post-implementation and operation stages are expensed as incurred. Capitalized software development costs are amortized over the estimated useful life of the related software. The Company recognized approximately $415,000 and $328,000 in expense related to amortization of software development costs for the years ended December 31, 2019 and 2018, respectively.

Property and Equipment

Property and equipment consists of computer equipment, furniture and fixtures, leasehold improvements, and office equipment. Property and equipment is stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the life of the lease or the useful life of the improvements. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

Depreciation is computed using the following estimated useful lives:

Computer equipment	3 years
Software and website development costs	3 years
Office equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	5 years

Impairment of Long-Lived Assets

Long-lived assets, such as computer equipment, office equipment, furniture and fixtures, intangible assets, and software and website development costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized for an amount by which the carrying amount of the asset exceeds the fair value of the asset.

Intangible Assets

Intangible assets consist of Company’s domain names. Intangible assets are being amortized over a 15-year period, their estimated useful lives, on a straight-line basis. The Company recognized approximately $2,000 in amortization expense during the years ended December 31, 2019 and 2018.

Equity Offering Costs

The Company accounts for offering costs in accordance with Accounting Standard Codification (“ASC”), ASC 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

F-12

For the year ended December 31, 2019, offering costs of approximately $41,000 incurred in connection with the 2019 Common Stock Offering have been deferred and charged against the gross proceeds of the offering in stockholders’ equity.

For the year ended December 31, 2018, offering costs of approximately $125,000 incurred in connection with the 2018 Common Stock Offering were deferred and charged against the gross proceeds of the offering in stockholders’ equity.

Deferred Revenue

Deferred revenue consists of origination fee payments received in advance of revenue recognized.

Advertising Costs

The cost of advertising is expensed as incurred and presented within “Marketing and promotions” expenses in the Consolidated Statements of Operations. The Company incurred approximately $274,000 and $700,000 in advertising costs during the years ended December 31, 2019 and 2018, respectively.

Rent Expense

The Company recognizes rent expense on a straight-line basis over the term of the lease. The difference between rent expense and rent paid is recorded as deferred rent in the Consolidated Balance Sheets. Rent expense is presented within “General and administrative” expenses in the Consolidated Statements of Operations. The Company incurred approximately $248,000 and $139,000 in rent expense for office facilities during the years ended December 31, 2019 and 2018, respectively.

Share-Based Compensation

The Company recognizes as expense non-cash compensation for all stock-based awards for which vesting is considered probable. Such stock-based awards include stock options and warrants issued as compensation to employees and nonemployees. Non-cash compensation is measured at fair value on the grant date and expensed ratably over the vesting term. The fair value of each stock option and warrant is estimated using the Black-Scholes option pricing model.

Income Taxes

Deferred tax assets and liabilities are determined based on the temporary differences between the Consolidated Financial Statements carrying amounts and the tax basis of assets and liabilities using the enacted tax rates in effect in the years in which the differences are expected to reverse. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates.

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the Consolidated Financial Statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

The determination of recording or releasing income tax valuation allowance is made, in part, pursuant to an assessment performed by management regarding the likelihood that the Company will generate future taxable income against which benefits of its deferred tax assets may or may not be realized. This assessment requires management to exercise significant judgment and make estimates with respect to its ability to generate taxable income in future periods.

NOTE 2:	RECENT ACCOUNTING PRONOUNCEMENTS

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic: 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which became effective for the Company on January 1, 2019. The amendment changes the accounting for equity investments, changes disclosure requirements related to instruments at amortized cost and fair value, and clarifies how entities should evaluate deferred tax assets for securities classified as available for sale. Affected entities should apply the amendments by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The guidance in these pronouncements related to equity investments and deferred tax assets for securities classified as available for sale did not have a material effect on the Company’s Consolidated Financial Statements. The guidance further eliminates a requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public entities, and eliminates a requirement for public business entities to disclose the methods and significant assumptions used to estimate the fair value of financial instruments measured at amortized cost. The adoption of this standard did not have a material effect on the Company’s Consolidated Financial Statements.

F-13

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”), which requires lessees to recognize most leases on the balance sheet as a lease liability and corresponding right-of-use asset. Further clarification of this guidance was subsequently provided by FASB through the issuance of ASU 2018-10, Codification Improvements to Topic 842, Leases (“ASU 2018-10”), in July 2018 and the issuance of ASU 2018-11, Leases (Topic 842): Targeted Improvements (“ASU 2018-11”), in July 2018. The guidance in these pronouncements will be effective for the Company for the year ending December 31, 2020. The Company is currently evaluating the effect of this guidance on the Company’s Consolidated Financial Statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The FASB subsequently issued a number of pronouncements amending or clarifying ASU 2016-13, including the following: in November 2018, Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses (“ASU 2018-19”); in May 2019, Accounting Standards Update 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief (“ASU 2019-05”); in November 2019, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates (“ASU 2019-10”); and in November 2019, Codification Improvements to Topic 326, Financial Instruments—Credit Losses (“ASU 2019-11”). ASU 2016-13 and the subsequent related pronouncements significantly change how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The standard will replace the current incurred loss approach with an expected loss model, referred to as the current expected credit loss (“CECL”) model. The new standard will apply to financial assets subject to credit losses and measured at amortized cost and certain off-balance-sheet credit exposures, which include, but are not limited to, loans, leases, held-to-maturity securities, loan commitments and financial guarantees. ASU 2016-13 simplifies the accounting for purchased credit-impaired debt securities and loans and expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating the allowance for loan and lease losses. In addition, entities will need to disclose the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination. For public business entities that meet the definition of an SEC filer, ASU 2016-13 is effective for interim and annual reporting periods beginning after December 15, 2019; for all other public business entities, the guidance is effective for fiscal years beginning after December 15, 2020; for all other entities (private companies, not-for-profit organizations, and employee benefit plans), the guidance is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Upon adoption, ASU 2016-13 provides for a modified retrospective transition by means of a cumulative-effect adjustment to equity as of the beginning of the period in which the guidance is effective. The Company is currently evaluating the impact this standard will have on the Company’s Consolidated Financial Statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”) and in November 2016 issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”). The ASUs will be effective January 1, 2019, and amend the existing accounting standards for the statement of cash flows. The amendments provide guidance on the following nine cash flow issues: debt prepayment or debt extinguishment costs; settlement of zero-coupon or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; separately identifiable cash flows and application of the predominance principle; and restricted cash. The adoption of this guidance did not have a material effect on the Company’s Consolidated Financial Statements in the periods presented.

F-14

In June 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). Further clarification of this guidance was subsequently provided by FASB through the issuance of ASU 2019-08, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements—Share-Based Consideration Payable to a Customer (“ASU 2019-08”) in November 2019. ASU 2018-07 expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The Company has adopted the guidance of ASU 2018-07 and subsequent related pronouncements by measuring the nonemployee share-based payments awards at the grant-date fair value of the equity instruments, in accordance with the guidance. The adoption of this guidance did not have a material effect on the Company’s Consolidated Financial Statements.

In December 2019, the FASB issued Accounting Standards Update 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). The amendments in this update simplify the accounting for income taxes by removing certain exceptions in Topic 740 and introducing other changes intended to clarify and improve existing guidance. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2020; for all other entities, the amendments are effective for fiscal years beginning after December 15, 2021. The Company is currently evaluating the impact that the implementation of this standard will have on the Company’s Consolidated Financial Statements.

NOTE 3:	LOANS TO DEVELOPERS, NET

The Company provides financing to borrowers for real estate-related loans. Real estate loans include loans for unoccupied single family or multifamily renovations and new constructions costing between $30,000 and $2,000,000 over six months to a year.

The following table presents the carrying amount of “Loans to developers, net” by letter grade and performance state as of December 31, 2019 and 2018, respectively:

	Current	Workout	Fundamental Default	Total
Loan grades:
A	$5,356,177	$115,256	$350,000	$5,821,433
B	15,610,763	1,992,394	528,367	18,131,524
C	33,204,844	2,147,561	3,879,901	39,232,306
D	10,624,400	314,319	1,717,097	12,655,816
E	640,916	-	90,000	730,916
F	-	-	-	-
G	-	-	-	-
Carrying amount as of December 31, 2019	$65,437,100	$4,569,530	$6,565,365	$76,571,996

	Current	Workout	Fundamental Default	Total
Loan grades:
A	$3,267,744	$293,473	$-	$3,561,217
B	7,073,701	668,100	141,150	7,882,951
C	17,009,297	2,465,820	517,791	19,992,908
D	7,140,347	263,555	228,000	7,631,902
E	192,739	-	-	192,739
F	-	-	-	-
G	-	-	-	-
Carrying amount as of December 31, 2018	$34,683,828	$3,690,948	$886,941	$39,261,717

F-15

Nonaccrual and Past Due Loans

A Loan is placed on nonaccrual status when, in management’s judgment, the collection of the interest income appears doubtful. Loans placed in nonaccrual status stop accruing interest and, if collectability of interest is sufficiently doubtful, “Interest receivable on loans to developers” that has been accrued and is subsequently determined to have doubtful collectability is charged to “Interest income” and the corresponding “Accrued interest on limited recourse obligations” that has been accrued and is subsequently determined to have doubtful collectability is charged to “Interest expense.” Interest income on Loans that are classified as nonaccrual is subsequently applied to principal until the Loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. As of December 31, 2019, the Company placed Loans of approximately $6,565,000 recorded to “Loans to developers, net” on nonaccrual status.

The following table presents an analysis of past due Loans as of December 31, 2019 and 2018:

	Carrying Amount	Allowance for Loan Losses	Loans to Developers, net
Aging schedule:
Current	$65,884,046	$730,000	$65,154,046
Less than 90 days past due	5,792,759	240,000	5,552,759
More than 90 days past due	4,895,191	1,750,000	3,145,996
Total as of December 31, 2019	$76,571,996	$2,720,000	$73,851,996

	Carrying Amount	Allowance for Loan Losses	Loans to Developers, net
Aging schedule:
Current	$35,112,798	$40,000	$35,072,798
Less than 90 days past due	2,404,830	50,000	2,354,830
More than 90 days past due	1,744,089	410,000	1,334,089
Total as of December 31, 2018	$39,261,717	$500,000	$38,761,717

Impaired Loans

The following is a summary of information pertaining to impaired loans as of December 31, 2019:

Balance
Nonaccrual loans	$6,565,365
Fundamental default not included above	-
Total impaired loans	6,565,365

Interest income recognized on impaired loans	$173,000

The following table presents an analysis of information pertaining to impaired loans as of December 31, 2019:

Balance
Principal loan balance	$6,565,365

Related allowance	$2,020,000
Average recorded investment	$205,000

F-16

The following is a summary of information pertaining to impaired loans as of December 31, 2018:

Balance
Nonaccrual loans	$2,146,000
Fundamental default not included above	887,000
Total impaired loans	3,033,000

Interest income recognized on impaired loans	$400,000

The following table presents an analysis of information pertaining to impaired loans as of December 31, 2018:

Balance
Principal loan balance	$3,033,00

Related allowance	$500,000
Average recorded investment	$230,000

Credit Quality Monitoring

The Company uses three performance states to better monitor the credit quality of outstanding loans. Outstanding loans are characterized as follows:

Current - This status indicates that no events of default have occurred, all payment obligations have been met or none are yet triggered.

Workout - This status indicates there has been one or more payment defaults on the Loan and the Company has negotiated a modification of the original terms that does not amount to a fundamental default.

Fundamental Default - This status indicates a Loan has defaulted and there is a chance the Company will not be able to collect 100% of the principal amount of the Loan by the extended payment date of the corresponding Georgia Notes or LROs.

The following table presents “Loans to developers, net” by performance state as of December 31, 2019 and 2018:

	Carrying Amount	Allowance for Loan Losses	Loans to Developers, Net
Performance states:
Current	$65,437,101	$630,000	$64,807,101
Workout	4,569,530	70,000	4,499,530
Fundamental default	6,565,365	2,020,000	4,545,365
Total as of December 31, 2019	$76,571,996	$2,720,000	$73,851,996

	Carrying Amount	Allowance for Loan Losses	Loans to Developers, Net
Performance states:
Current	$34,683,828	$-	$34,683,828
Workout	3,690,948	100,000	3,590,948
Fundamental default	886,941	400,000	486,941
Total as of December 31, 2018	$39,261,717	$500,000	$38,761,717

F-17

Allowance for Loan Losses

The following table details activity in the allowance for loan losses for the years ended December 31, 2019 and 2018:

Balance
Balance, December 31, 2018	$500,000
Allowance for loan loss	2,750,000
Loans charged off	(530,000)
Outstanding as of December 31, 2019	$2,720,000
Period-end amount allocated to:
Loans evaluated individually for impairment	$1,860,000
Loans evaluated collectively for impairment	160,000
General population of loans, other than those specifically identified	700,000
Balance, December 31, 2018	$2,720,000
Loans:
Loans evaluated individually for impairment	$3,456,044
Loans evaluated collectively for impairment	3,109,321
General population of loans, other than those specifically identified	70,006,631
Balance, December 31, 2019	$76,571,996

Balance
Balance, December 31, 2017	$640,000
Allowance for loan loss	240,000
Loans charged off	(380,000)
Outstanding as of December 31, 2018	$500,000
Period-end amount allocated to:
Loans evaluated individually for impairment	400,000
Loans evaluated collectively for impairment	100,000
General population of loans, other than those specifically identified	-
Balance, December 31, 2018	$500,000
Loans:
Loans evaluated individually for impairment	887,000
Loans evaluated collectively for impairment	2,146,000
General population of loans, other than those specifically identified	36,228,717
Balance, December 31, 2018	$39,261,717

F-18

NOTE 4:	OTHER CURRENT ASSETS

“Other current assets” at December 31, 2019 and 2018, consists of the following:

	2019	2018
Due from related party (1)	$417,381	$-
Advance agreements (2)	288,000	-
Other real estate owned (3)	210,962	418,379
Rent deposit, current portion	21,302	21,300
Unbilled servicing revenue	-	25,127
Other	-	19,585
Other current assets	$937,645	$484,391

(1)	Loan and accrued interest receivable from a related party. Refer to Note 11 – Related Party Transactions.
(2)	Advance agreements for the purchase of 2019 Subordinated Convertible Notes. Refer to Note 7 – Debt.
(3)	During the year ended December 31, 2019 the Company transferred $2,015,376 from “Loans to developers, net” to “Other current assets”. Other real estate owned met the held for sale criteria and have been recorded at the lower of carrying amount or fair value less cost to sell. There was no impact to the Company’s Consolidated Statements of Operations from this transfer. The Company recorded a decrease of approximately $439,000 to “Loans to developers, net” and an offsetting decrease to “Limited recourse obligations, net”.

NOTE 5:	PROPERTY, EQUIPMENT, SOFTWARE, WEBSITE AND INTANGIBLE ASSETS, NET

“Property, equipment, software, website development costs, and intangible assets, net” at December 31, 2019 and 2018, consists of the following:

	2019	2018
Software and website development costs	$1,874,742	$1,304,993
Less: accumulated amortization	(1,139,780)	(725,255)
Software and website development costs, net	$734,962	$579,738

	2019	2018
Computer equipment	$118,476	$96,165
Leasehold improvements	22,367	12,530
Furniture and fixtures	171,828	134,548
Office equipment	46,405	45,548
Property and equipment	359,077	288,791
Less: accumulated depreciation and amortization	(144,932)	(79,925)
Property and equipment, net	$214,145	$208,866

	2019	2018
Domain names	$30,000	$30,000
Less: accumulated amortization	(7,500)	(5,500)
Intangible assets, net	$22,500	$24,500

Depreciation and amortization expense on “Property, equipment, intangible assets, software, and website development costs, net” for the years ended December 31, 2019 and 2018 was approximately $482,000 and $376,000, respectively. Amortization of software and website development costs is included as a component of “Development” and depreciation of property, equipment, and intangible assets is included as a component of “General and administrative” in the Consolidated Statements of Operations.

F-19

NOTE 6:	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

“Accounts payable and accrued expenses” at December 31, 2019 and 2018, consists of the following:

	2019	2018
Funded loans-in-process (1)	$2,097,512	$-
Deferred loan origination fees	1,441,471	867,950
Trade accounts payable	509,443	762,148
Accrued interest expense (2)	302,490	360,325
Accrued employee compensation	87,949	80,243
Other	163,251	422,492
Accounts payable and accrued expenses	$4,602,116	$2,493,158

(1)	Certain whole loans originated by the Company in 2019 and subsequently sold to institutional buyers were purchased at the contractual loan amount, which comprises both the principal amount disbursed to borrowers prior to the loan sale and any loan-in-process principal yet to be disbursed. “Funded loans in process” represents the obligation of the Company to disburse loan-in-process funds received from institutional buyers to borrowers for the underlying loans as draws are requested and approved.
(2)	“Accrued interest expense” includes interest related to corporate debt instruments other than Limited Recourse Obligations, including 2019 Subordinated Convertible Notes, the Revolver, GROUNDFLOOR Notes and other short-term notes payable as described in Note 7.

NOTE 7:	DEBT

Revolving Credit Facility

On November 1, 2016, the Company’s wholly owned subsidiary, Groundfloor Holdings GA, LLC, as borrower, entered into a revolving credit facility (the “Revolver”) with Revolver Capital, LLC. The credit agreement initially provided for revolving loans up to a maximum aggregate principal amount of $1,500,000, proceeds to be used for bridge funding of underlying loans pending approval from the United States Securities and Exchange Commission. Subsequent amendments to the credit agreement in 2016 and 2017 increased the aggregate commitments under the credit facility to $4,500,000.

On April 4, 2018, the Credit Agreement dated as of November 1, 2016, as amended by the First Amendment as of November 11, 2016, the Second Amendment dated as of February 22, 2017 and the Third Amendment dated as of April 7, 2017, was assigned to ACM Alamosa DA LLC. The Company and the lender agreed to amend and restate the Original Credit Agreement in its entirety. The other terms of the credit facility remain unchanged.

On September 18, 2018, the Company increased the Revolving Credit Commitments thereunder from $4,500,000 to $5,500,000. In connection with the increase the Company paid a $10,000 commitment fee, which was capitalized and amortized over a twelve-month period. The other terms of the credit facility remain unchanged.

On August 8, 2019, the Company increased the Revolving Credit Commitments thereunder from $5,500,000 to $8,500,000. In connection with the increase the Company paid a $30,000 commitment fee, which is capitalized and amortized over a twelve-month period. The other terms of the credit facility remain unchanged.

On October 1, 2019, the Company increased the Revolving Credit Commitments thereunder from $8,500,000 to $10,500,000. In connection with the increase the Company paid a $20,000 commitment fee, which is capitalized and amortized over a twelve-month period. The other terms of the credit facility remain unchanged.

The Revolver maturity date is November 2, 2020. The Company has the option to request and the lender may, in its sole discretion, elect to extend the maturity date. The base contractual interest rate applicable throughout the years ended December 31, 2019 and 2018, was the greater of 10.0 percent per annum and the weighted average underlying loan rate with respect to all underlying borrower loans funded under the Revolver. In the event that a loan funded using proceeds from the Revolver is not repaid in full on or before the repayment date for that loan, the contractual interest rate increases to the greater of 15.0 percent per annum or the underlying loan rate plus 3.0 percent.

F-20

As of December 31, 2019, the Company had approximately $7,000 of available borrowings and $10,493,000 outstanding under the Revolver as presented within Revolving credit facility on the Consolidated Balance Sheets. As of December 31, 2019, the Company reflected approximately $33,000 of deferred financing costs related to the Revolver as a reduction to the Revolving credit facility in the Consolidated Balance Sheets. As of December 31, 2018, the Company reflected approximately $7,000 of deferred financing costs related to the Revolver as a reduction to the Revolving credit facility in the Consolidated Balance Sheets. Amortization of these costs was approximately $24,000 and $4,000 for the years ended December 31, 2019 and 2018, respectively. Accrued interest on the Revolver, presented within “Accounts payable and accrued expenses” in the Company’s Consolidated Balance Sheets, was approximately $112,000 and $111,000 at December 31, 2019 and 2018, respectively.

The Revolver contains certain affirmative and negative covenants, including financial and other reporting requirements. The Company is in compliance with all such covenants at December 31, 2019.

2017 Subordinated Convertible Notes

In 2017, the Company issued subordinated convertible notes (the “2017 Subordinated Convertible Notes”) to Investors for total proceeds of $2,025,000. The 2017 Subordinated Convertible Notes bore interest at the rate of 8% per annum. The outstanding principal and all accrued but unpaid interest were originally due and payable on the earlier of September 24, 2018; the note agreement was subsequently amended to extend the maturity date to the earlier of September 30, 2019, or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company.

In the event of a closing of a preferred stock financing with gross proceeds of at least $8,000,000 (“Qualified Preferred Financing”) prior to the Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of preferred stock issued in the financing at a price per share equal to 75% of the price per share of the Qualified Preferred Financing. In the event of a closing of a common stock financing with gross proceeds of at least $3,000,000 (“Qualified Common Financing”) prior to the Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of common stock issued in the financing at a price per share equal to 90% of the price per share of the Qualified Common Financing. The indebtedness represented by the Subordinated Convertible Notes is subordinated in all respects to the principal of (and premium, if any), unpaid interest on and amounts reimbursable, fees, expenses, costs of enforcement, and other amounts due in connection with the Revolver and the 2017 Note.

In 2018, a 2017 Subordinated Convertible Notes holder converted their shares upon closing the 2018 Common Stock Offering, which qualified as a Qualified Common Financing. The noteholder converted $250,000 in principal and approximately $27,600 in accrued interest at a 10% discount into 30,847 shares of common stock.

In 2019, additional holders of 2017 Subordinated Convertible Notes converted their holdings into common stock upon closing of financing transactions which qualified as Qualified Common Financing events. Noteholders converted $1,155,000 in principal and approximately $134,000 in accrued interest at a 10% discount to the offering price in the 2018 Common Stock Offering, which concluded in early 2019, into 143,223 shares of common stock. Noteholders also converted $50,000 in principal and approximately $10,000 in accrued interest at a 10% discount to the offering price in the 2019 Common Stock Offering into 4,440 shares of common stock.

The remaining outstanding 2017 Subordinated Convertible Notes matured on September 30, 2019. Certain noteholders received a cash payment at maturity for their aggregate invested principal of $450,000 and accrued interest of $76,000. Other noteholders with aggregate principal of $145,000 and accrued interest of approximately $11,000, elected, in lieu of a cash payment, to roll their holdings into newly issued 2019 Subordinated Convertible Notes in a non-cash transaction.

Outstanding principal on the Restated Convertible Notes was $0 and $1,800,000 at December 31, 2019 and 2018, respectively. Accrued interest on the 2017 Subordinated Convertible Notes, presented within “Accounts payable and accrued expenses” in the Company’s Consolidated Balance Sheets, was $0 and approximately $186,000 at December 31, 2019 and 2018, respectively.

F-21

2019 Subordinated Convertible Notes

From September 2019 to December 2019, the Company issued subordinated convertible notes (the “2019 Subordinated Convertible Notes”) to Investors for total proceeds of $3,607,000. The 2019 Subordinated Convertible Notes bear interest at the rate of 10% per annum. The outstanding principal and all accrued but unpaid interest is due and payable on the earlier of August 30, 2021, or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (the “Maturity Date”). In the event of a closing of a preferred stock financing with gross proceeds of at least $8,000,000 (“Qualified Preferred Financing”) prior to the Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of preferred stock issued in the financing at a price per share equal to 90% of the offering price per share in the Qualified Preferred Financing. At any time after six months after the issuance of a 2019 Subordinated Convertible Note, the investor may convert all or a portion of the outstanding principal and accrued interest into shares of common stock at 90% of the per share price of common stock at the time of conversion, as reasonably determined by the Board. The indebtedness represented by the 2019 Subordinated Convertible Notes is subordinated in all respects to the principal of (and premium, if any), unpaid interest on and amounts reimbursable, fees, expenses, costs of enforcement, and other amounts due in connection with the Revolver.

Because of the contractual right of noteholders to convert their holdings to common stock at a discount to fair value, the Company determined that the 2019 Subordinated Convertible Notes contain a beneficial conversion feature. The Company recognized this beneficial conversion feature as a debt discount and component of additional paid-in capital at the in-the-money amount of approximately $401,000 at the time of issuance. The discount is being amortized to interest expense until the earlier of maturity or exercise of the conversion option. For the year ended December 31, 2019, approximately $32,000 was amortized to interest expense in the Consolidated Statements of Operations.

Certain investors in 2019 Subordinated Convertible Notes purchased their shares through the issuance of advance agreements to the Company (“Advances”). The Advances accrue interest at a rate of 10% per annum and are payable to the Company within an initial term of 30 days, with an investor option to extend the term by 30 days, after which the Advances begin accruing interest at a rate of 14% per annum. The funds advanced to the investors are subject to recourse by the Company against the investors. The Advances, with principal sum of $288,000 as of December 31, 2019, are recorded as a component of “Other current assets” in the Company’s Consolidated Balance Sheets.

Principal of $3,607,000 on the 2019 Subordinated Convertible Notes, net of an unamortized discount of approximately $369,000, was outstanding as of December 31, 2019. Accrued interest on the 2019 Subordinated Convertible Notes, presented within “Accounts payable and accrued expenses” in the Company’s Consolidated Balance Sheets, was approximately $69,000 as of December 31, 2019.

ISB Note Payable

On January 11, 2017, the Company entered into a promissory note and security agreement (the “2017 Note”) for a principal sum of $1,000,000. The contractual interest rate on the 2017 Note per the original agreement was 8.0% per annum until September 30, 2017, then 14.0% per annum thereafter until payment in full of the 2017 Note. The 2017 Note was subsequently amended in 2017 to increase the principal amount to $2,000,000 and specify the following repayment schedule: (i) $250,000, plus accrued but unpaid interest thereon, was due and payable on June 30, 2017; (ii) $250,000, plus any accrued but unpaid interest thereon, was due and payable on March 31, 2019; (iii) $500,000, plus any accrued but unpaid interest thereon, was due and payable on June 30, 2019; (iv) $500,000, plus any accrued but unpaid interest thereon, was due and payable on September 30, 2019; and (v) any remaining outstanding principal amount, plus any remaining accrued but unpaid interest, was due and payable on December 31, 2019.

Additionally, in connection with a 2017 amendment to the 2017 Note, the Company agreed to issue warrants for the purchase of shares of the Company’s common stock on the first day of each quarter commencing on October 1, 2017, until the 2017 Note is repaid in full for the purchase of the following number of shares: (i) for each quarter until and including the first quarter of 2019, 4,000 shares of common stock; (ii) for the second quarter of 2019, 3,500 shares of common stock; (iii) for the third quarter of 2019, 2,300 shares of common stock; and (iv) for the fourth quarter of 2019, 1,100 shares of common stock. The exercise price of the warrants issued on the 2017 Note in connection with the third amendment to the 2017 Note is $2.40. Warrants issued in connection with the 2017 Note were measured at fair value and recorded at the time of issuance as a discount to the related debt instrument, then subsequently amortized to the Consolidated Statements of Operations through maturity of the 2017 Note. The Company recognized approximately $223,000 and $53,000, as a component of “General and administrative” expenses, related to amortization of warrants issued in connection with the 2017 Note for the years ended December 31, 2019 and 2018, respectively.

F-22

On April 1, 2019, the 2017 Note was amended and restated for a fee of $10,000, to be deferred and amortized over the life of the 2017 Note. The stated interest rate under the amended and restated promissory note and security agreement (“Restated Note”) was increased to 14%. Under the terms of the Restated Note, $50,000 of the principal amount plus any accrued but unpaid interest thereon was due and payable commencing on April 30, 2019, and each month thereafter; $1,000,000 of the principal amount plus any accrued but unpaid interest was due and payable on September 30, 2019; and any remaining outstanding principal and accrued interest was due and payable on December 31, 2020. The agreement stated that the Company may prepay the 2017 Note without premium or penalty.

In 2019, the Company made five payments of principal and accrued interest as outlined in the Restated Note agreement. The Company then prepaid the outstanding principal on the Restated Note in full, with accrued interest, on September 24, 2019.

As of December 31, 2019 and 2018, respectively, the principal sum of $0 and $1,750,000 remains outstanding and is presented in “Short-term notes payable” on the Company’s Consolidated Balance Sheets. For December 31, 2018, the balance is presented net of deferred financing fees of approximately $15,000, and debt discount of $91,000, amortizable over the amended term of the 2017 Note. Amortization of deferred financing costs was approximately $25,000 for the year ended December 31, 2019. Amortization of the related debt discount was $223,000 for the year ended December 31, 2019.

Accrued interest on the 2017 Note, presented within “Accounts payable and accrued expenses” in the Company’s Consolidated Balance Sheets, was approximately $0 and $63,000 at December 31, 2019 and 2018, respectively.

GROUNDFLOOR Notes

During the years ended December 31, 2019 and 2018, the Company entered into various secured promissory notes, (the “GROUNDFLOOR Notes”), with accredited Investors. The GROUNDFLOOR Notes are used for the purpose of the Company to originate, buy, and service loans for the purpose of building, buying, or rehabilitating single family and multifamily structures, or buying land, for commercial purposes. The GROUNDFLOOR Notes are issued and secured by the assets of Groundfloor Real Estate 1 LLC, a wholly owned subsidiary of Groundfloor Finance, Inc. As collateral security for GROUNDFLOOR Notes, the Company granted first priority security interest in all the loan assets of its wholly owned subsidiary, Groundfloor Real Estate 1 LLC, subject to certain exceptions.

During the year-end December 31, 2018, there were ten notes entered into ranging in interest rates of 3.25% to 5.5% and with terms ranging from 30 days to 90 days.

During the year ended December 31, 2019, there were 105 notes entered into with stated interest rates ranging from 3.0% to 8.0% and with terms ranging from 30 days to 12 months. The principal sum of $6,840,000 and $1,281,000 remains outstanding as of December 31, 2019 and 2018, respectively, and is presented in “Short-term notes payable” on the Company’s Consolidated Balance Sheets.

Accrued interest on the GROUNDFLOOR Notes, presented within “Accounts payable and accrued expenses” in the Company’s Consolidated Balance Sheets, was approximately $114,000 and $4,000 at December 31, 2019 and 2018, respectively.

Other Short-term Notes Payable

On November 8, 2019, the Company entered into a short-term note agreement with an investor for a principal sum of $500,000. The note bears simple interest at a stated rate of 6.0% per annum. The outstanding principal and accrued interest were due and payable on February 6, 2020, 90 days from the date of issuance. As part of the issuance, the investor also received 500 detachable warrants for the purchase of common stock. The Company has allocated the proceeds of the note issuance between the debt instrument and the detachable warrants based on their relative fair values. The amount allocated to the warrants was classified as a component of stockholders’ equity and recorded as a debt discount in the Consolidated Balance Sheets, which will be amortized to interest expense over the term of the note. As of December 31, 2019, the outstanding principal of $500,000, net of an unamortized discount of approximately $2,000, are presented in “Short-term notes payable” on the Company’s Consolidated Balance Sheets. Accrued interest on the note, approximately $5,000 as of December 31, 2019, is presented in “Accounts payable and accrued expenses” in the Consolidated Balance Sheets. This note and accrued interest thereon was repaid in full subsequent to the date of these Consolidated Financial Statements in accordance with the terms of the agreement.

F-23

On December 19, 2019, the Company entered into a short-term note agreement with an investor for a principal sum of $500,000. The note bears simple interest at a stated rate of 13.5% per annum. The outstanding principal and accrued interest are due and payable on March 18, 2020, 90 days from the date of issuance. As of December 31, 2019, the outstanding principal of $500,000, net of an unamortized discount of approximately $1,000 related to debt issuance costs, are presented in “Short-term notes payable” on the Company’s Consolidated Balance Sheets. Accrued interest on the note, $2,000 as of December 31, 2019, is presented in “Accounts payable and accrued expenses” in the Consolidated Balance Sheets.

On December 20, 2019, the Company entered into a short-term note agreement with an investor for a principal sum of $250,000. The note bears simple interest at a stated annual rate of 6.0% per annum. The outstanding principal and accrued interest are due and payable on March 19, 2020, 90 days from the date of issuance. As part of the issuance, the investor also received 250 detachable warrants for the purchase of common stock. The Company has allocated the proceeds of the note issuance between the debt instrument and the detachable warrants based on their relative fair values. The amount allocated to the warrants was classified as a component of stockholders’ equity and recorded as a debt discount in the Consolidated Balance Sheets, which will be amortized to interest expense over the term of the note. As of December 31, 2019, the outstanding principal of $250,000, net of an unamortized discount of approximately $2,000, are presented in “Short-term notes payable” on the Company’s Consolidated Balance Sheets. Accrued interest on the note, approximately $500 as of December 31, 2019, is presented in “Accounts payable and accrued expenses” in the Consolidated Balance Sheets.

NOTE 8:	STOCKHOLDERS’ Deficit

Capital Structure

Authorized Shares - As of December 31, 2019, the Company is authorized to issue 5,000,000 shares of no par value common stock and 1,316,181 shares of no par value preferred stock. The preferred stock has been designated as Series A Preferred Stock (the “Series A”), consisting of 747,385 shares, and Series Seed Preferred Stock (the “Series Seed”), consisting of 568,796 shares (collectively, “Preferred Stock”).

Common Stock Transactions

In February 2018, the Company launched an offering of its common stock under Tier 2 of Regulation A pursuant to an offering statement on Form 1-A qualified by the SEC (the “2018 Common Stock Offering”). The Company offered up to 500,000 shares of common stock at $10 per share, with a minimum investment of $100, or ten shares of common stock. The aggregate initial offering price of the common stock will not exceed $5,000,000 in any 12-month period, and there is no minimum offering amount. The Company may issue up to 30,000 additional bonus shares. The 2018 Common Stock Offering closed on July 31, 2018. During the 2018 Common Stock Offering, the Company issued 437,917 shares of common stock for gross proceeds of $4,228,700. The Company incurred offering costs of approximately $125,000 related to the 2018 Common Stock Offering.

In conjunction with the 2018 Common Stock Offering, certain holders of Restated Subordinated Convertible Notes converted their outstanding principal and accrued interest into common stock at a contractually agreed upon 10% discount to the offered price. In 2018, approximately $278,000 in notes principal and accrued interest were converted into 30,847 shares of common stock. In 2019, approximately $1,289,000 in notes principal and accrued interest were converted into 143,223 shares of common stock.

F-24

In October 2018, the Company entered into a common stock purchase agreement for private placement of 125,000 shares of the Company’s common stock for gross proceeds of $1,500,000.

In January 2019, the Company launched an offering of its common stock under Tier 2 of Regulation A pursuant to an offering statement on Form 1-A qualified by the SEC (the “2019 Common Stock Offering”). The Company offered up to 900,000 shares of common stock at $15.00 per share, with a minimum investment of $150, or 10 shares of common stock. According to the terms of the offering statement, the aggregate initial offering price of the common stock will not exceed $13,500,000 in any 12-month period, and there is no minimum offering amount. The Company may issue up to 30,000 additional bonus shares through an incentive program available to investors who had provided a previous indication of interest in investing in the Company.

The 2019 Common Stock Offering closed on a rolling basis from January 2019 to July 2019. As a result of the offering, the Company received gross proceeds of approximately $3,115,000 in exchange for the issuance of 214,535 shares of common stock, including 6,800 bonus shares issued through the incentive program described above. The proceeds are presented in the Consolidated Balance Sheets as a component of stockholders’ equity, net of direct offering costs of approximately $42,000 incurred.

In conjunction with the 2019 Common Stock Offering, certain holders of Restated Subordinated Convertible Notes converted their outstanding principal and accrued interest into common stock at a contractually agreed upon 10% discount to the offered price. In 2019, approximately $60,000 in notes principal and accrued interest were converted into 4,440 shares of common stock.

Preferred Stock Transactions

Series A

During 2015, the Company issued 709,812 shares of Series A to Investors for total proceeds of $4,748,705. In conjunction with the equity issuance, the Company converted all outstanding promissory notes payable and accrued interest totaling $251,295 into 37,561 shares of Series A.

Series Seed

During 2015 and 2014, the Company issued 201,146 and 91,259 shares, respectively, to Investors for total proceeds of $1,047,000 and $475,000. In conjunction with the equity issuance in 2014, the Company converted all outstanding convertible notes payable and accrued interest totaling $1,098,388 into 276,391 shares of Series Seed.

Voting - The holders of Preferred Stock are entitled to one vote for each share of common stock into which the preferred shares are convertible.

Liquidation - Upon any liquidation, dissolution, or winding up of the Company, the holders of Series A shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of common stock or Series Seed, an amount per share equal to the greater of: i) the Series A original issue price of $6.69 per share, plus any dividends declared but unpaid, and ii) such amount per share as would have been payable had all shares of Series A been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series A the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series A pro rata in accordance with their ownership thereof.

After payment in full of the Series A preference amount, the Series Seed stockholders are entitled to a liquidation preference equal to the greater of: i) the Series Seed original issue price of $5.205 per share, plus any dividends declared but unpaid, or ii) such amount per share as would have been payable had all shares of Series Seed been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series Seed the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series Seed pro rata in accordance with their ownership thereof. Any assets remaining after such preferential distribution shall be distributed to holders of the common stock.

F-25

Conversion - Shares of Preferred Stock are convertible into shares of common stock at the option of the holder at any time. The number of common stock shares for Preferred Stock can be determined by dividing the original issue price by the then-effective conversion price.

Mandatory Conversion - All outstanding shares of Preferred Stock shall automatically be converted into shares of common stock upon the closing of the sales of shares of common stock to the public, with gross proceeds to the Company of at least $30,000,000. All outstanding shares of Series A shall automatically be converted into shares of common stock by the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series A, voting as a single class. All outstanding shares of Series Seed shall automatically be converted into shares of common stock by the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series Seed, voting as a single class.

Dividends - All dividends shall be declared pro rata on the common stock and Preferred Stock on a pari passu basis according to the numbers of common stock held by such holders on an as converted basis.

NOTE 9:	stock options and warrants

Stock Options

In August 2013, the Company adopted the 2013 Stock Option Plan (the “Plan”). The Plan provides incentives to eligible employees, officers, and directors in the form of incentive stock options, non-qualified stock options, and restricted stock awards. The Company has reserved a total of Plan of 400,000 shares of common stock for issuance under the Plan. Of these shares, 52,784 shares are available for future stock option grants as of December 31, 2019.

The Board of Directors has the authority to administer the Plan and determine, among other things, the interpretation of any provisions of the Plan, the eligible employees who are granted options, the number of options that may be granted, vesting schedules, and option exercise prices. The Company’s stock options have a contractual life not to exceed ten years. The Company issues new shares of common stock upon exercise of stock options.

Due to limited historical data, the Company estimates stock price volatility based on the actual volatility of comparable publicly traded companies over the expected life of the option. The expected term represents the average time that options that vest are expected to be outstanding. The expected term for options granted to non-employees is the contractual life. The risk-free rate is based on the United States Treasury yield curve for the expected life of the option.

Management used the Black-Scholes-Merton option pricing model to determine the fair value of options issued during the years ended December 31, 2019 and 2018.

The assumptions used to calculate the fair value of stock options granted are as follows:

For the Year Ended December 31, 2019	Non- Employees	Employees
Estimated dividend yield	-%	-%
Expected stock price volatility	55.0%	50.0%
Risk-free interest rate	1.9%	2.1%
Expected life of options (in years)	10.0	6.25
Weighted-average fair value per share	$9.77	$7.54

F-26

For the Year Ended December 31, 2018	Non- Employees	Employees
Estimated dividend yield	-%	-%
Expected stock price volatility	55.0%	50.0%
Risk-free interest rate	3.0%	2.8%
Expected life of options (in years)	10.0	6.25
Weighted-average fair value per share	$6.71	$5.65

The following summarizes the stock option activity for the years ended December 31, 2019 and 2018:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of December 31, 2017	234,283	$1.88
Exercised	(2,415)	2.40
Terminated	(10,419)	4.81
Granted	98,476	10.41
Outstanding as of December 31, 2018	319,925	$4.40
Exercised	(7,937)	2.19
Terminated	(50,030)	5.52
Granted	62,250	15.00
Outstanding as of December 31, 2019	324,208	$6.25	7.1	$2,836,000
Exercisable as of December 31, 2019	217,959	3.18	6.1	$2,577,000
Expected to vest after December 31, 2019	106,249	12.56	9.1	$259,000

The following table summarizes certain information about all stock options outstanding as of December 31, 2019:

Exercise Price	Number of Options Outstanding	Weighted-Average Remaining Contractual Life (In Years)	Number of Options Exercisable
$0.67	64,000	4.0	64,000
1.87	43,857	5.6	43,857
2.40	74,000	7.3	67,836
3.99	10,000	4.8	10,000
10.00	39,975	8.5	17,925
12.00	33,501	9.0	9,695
15.00	58,875	9.6	4,646
	324,208		217,959

As of December 31, 2019, there was approximately $667,000 of total unrecognized compensation cost related to stock option arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.9 years. The total intrinsic value of stock option awards exercised was approximately $102,000 during the fiscal year ended December 31, 2019.

The Company recorded approximately $3,000 and $54,000 in non-employee and $176,000 and $192,000 in employee share-based compensation expense during 2019 and 2018, respectively.

F-27

Warrants

The Company issued 16,000 warrants during the year ended December 31, 2018, for the purchase of common stock. The warrants are exercisable immediately at $2.40 with a contractual term of ten years. The estimated fair value of the warrants was approximately $124,500 when issued. The fair value was calculated using the Black-Scholes-Morton pricing model with the following weighted-average assumptions: risk-free interest rate of 2.9%, expected life of ten years, dividend yields of 0%, and volatility factor of 55.0%. These assumptions yielded a weighted average fair value of $7.79 per warrant.

The Company issued 10,550 warrants during the year ended December 31, 2019, for the purchase of common stock. The warrants are exercisable immediately at $2.40 or $15.00 with a contractual term of ten years. The estimated fair value of the warrants was approximately $140,000 when issued. The fair value was calculated using the Black-Scholes-Morton pricing model with the following weighted-average assumptions: risk-free interest rate of 2.5%, expected life of ten years, dividend yields of 0%, and volatility factor of 55.0%. These assumptions yielded a weighted average fair value of $13.27 per warrant.

During the years ended December 31, 2019 and 2018, respectively, 9,800 and 16,000 warrants were issued in connection with the 2017 Note. These warrants were measured at fair value and recorded as a discount to “Long-term notes payable,” with a corresponding increase to “Additional paid-in capital.” The discount will be amortized to expense over the remaining term of the 2017 Note. Upon full repayment and retirement of the 2017 Note in 2019, any unamortized discount at the time of repayment was amortized. The Company recognized expense of approximately $223,000 and $54,000 related to amortization of the 2017 Note warrant discount for the years ended December 31, 2019 and 2018, as a component of “General and administrative” in the Consolidated Statements of Operations.

The remaining 750 warrants issued in 2019 were issued were issued in conjunction with the issuance of short-term notes payable in November and December 2019. These warrants have been measured at fair value and recorded as a discount to “Short-term notes payable,” with a corresponding increase to “Additional paid-in capital.” The discount will be amortized to interest expense over the remaining term of the corresponding notes. The Company recognized expense of approximately $3,000 related to amortization of these warrant discounts for the year ended December 31, 2019.

None of the outstanding warrants have been exercised as of December 31, 2019.

NOTE 10:	INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company’s deferred income tax assets and liabilities as of December 31, 2019 and 2018, are as follows:

	2019	2018
Deferred income tax assets and liabilities:
Net operating loss carryforwards	$5,141,000	$4,473,000
Accrued expenses	23,000	21,000
Share-based compensation	141,000	82,000
Accrued interest	203,000	94,000
Research and development credit	25,000	25,000
Depreciation and amortization	(37,000)	(31,000)
Valuation allowance	(5,496,000)	(4,664,000)
	$-	$-

F-28

The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such asset. The valuation allowance increased by approximately $832,000 and $1,597,000, respectively, during the years ended December 31, 2019 and 2018.

As of December 31, 2019, the Company has federal and state net operating loss carryforwards of approximately $20,408,000 available to offset future federal and state taxable income, which begin to expire in 2033 and 2028. In general, a corporation’s ability to utilize its NOL and research and development credit carryforwards may be substantially limited due to the ownership change limitations as required by Section 382 and 383 of the Internal Revenue Code of 1986, as amended (Code), as well as similar state provisions. The federal and state Section 382 and 383 limitations may limit the use of a portion of the Company’s domestic NOL and tax credit carryforwards. Further, a portion of the carryforwards may expire before being applied to reduce future income tax liabilities.

Income taxes computed at the statutory federal income tax rate are reconciled to the provision for income tax expense for 2019 and 2018 as follows:

	2019		2018
	Amount	% of Pre-Tax Earnings	Amount	% of Pre-Tax Earnings
Income tax expense (benefit) at statutory rate	$(806,000)	(21.0)%	$(1,281,000)	(21.0)%
State taxes (net of federal benefit)	(161,000)	(4.6)%	(278,000)	(4.6)%
Non-deductible expenses	135,000	(0.6)%	(38,000)	(0.6)%
Change in valuation allowance	832,000	26.2%	1,597,000	26.2%
Provision for income tax expense	$-	0.0%	$-	0.0%

The Company recognizes interest and penalties related to uncertain tax positions in the provision for income taxes. As of December 31, 2019 and 2018, the Company had no accrued interest related to uncertain tax positions.

NOTE 11:	RELATED PARTY TRANSACTIONS

ISB Development Corp.

The Company’s 2017 Note holder, ISB Development Corp., is owned and operated by a director of the Company. In January 2017, the Company’s Board of Directors approved the execution of the promissory note and security agreement (“2017 Note”) and subsequent amendments. The 2017 Note was repaid in full in 2019. See Note 7 for further discussion of and disclosure related to the 2017 Note.

The Company also issued a short-term note in November 2019 to ISB Development Corp. for a principal sum of $500,000. See Note 7, under the heading “Other short-term notes payable,” for further discussion and disclosure related to the related party note.

Moma Walnut, LLC

In June 2019, the Company extended a fully collateralized loan to Moma Walnut, LLC, an entity that is owned and operated by a director of the Company. The loan has a principal amount of $400,000, bears interest at a stated rate of 5% per annum, and was initially due within 30 days. Terms were subsequently modified in August 2019 to increase the interest rate to 13% per annum and extend the maturity date to August 11, 2020. As of December 31, 2019, the related party loan receivable and accrued interest thereon are presented in the Consolidated Balance Sheets as a component of “Other current assets” in the amount of $417,000.

NOTE 12:	COMMITMENTS AND CONTINGENCIES

The Company has a noncancelable operating lease agreement for office space. The lease contains a renewal option within 67 months of the commencement date of September 2018. Rent expense for operating leases, which has escalating rents over the term of the lease, is recorded on a straight-line basis over the minimum lease terms. Rent expense under the operating lease was approximately $247,000 and $61,000 for the years ended December 31, 2019 and 2018, respectively.

F-29

As of December 31, 2019, the approximate amounts of the annual future minimum lease payments under noncancelable operating leases obligations are as follows:

Balance
Years ending December 31,
2020	$265,261
2021	273,219
2022	281,416
2023	289,858
2024	98,777
$1,208,531

NOTE 13:	SUBSEQUENT EVENTS

In February 2020, the Company launched an offering of its common stock under Tier 2 of Regulation A pursuant to an offering statement on Form 1-A qualified by the SEC (the “2020 Common Stock Offering”). The Company offered shares of common stock at $17.50 per share, with a minimum investment of $175, or 10 shares of common stock. According to the terms of the offering statement, the aggregate initial offering price of the common stock will not exceed $5,000,000 in any 12-month period, and there is no minimum offering amount. At the time of issuance, the 2020 Common Stock Offering remains open and is accepting new investments. Company has closed on approximately $0.3 million in new financing through this offering through the date of issuance of these Consolidated Financial Statements.

In February 2020, the Company repaid a short-term note payable at maturity, including $500,000 in principal and approximately $8,000 in accrued interest.

F-30

EXHIBITS

Exhibit Index

			Incorporated by Reference
Exhibit Number	Exhibit Description (hyperlink)	Filed Herewith	Form	File No.	Exhibit	Filing Date

2.1	Groundfloor Finance Inc. Second Amended and Restated Articles of Incorporation		1-A/A	024-10496	2.1	November 25, 2015

2.2	Groundfloor Finance Inc. Bylaws		1-A/A	024-10440	2.2	July 1, 2015

3.1	Amended and Restated Investors’ Rights Agreement		1-A/A	024-10496	3.1	November 25, 2015

3.2	Form of Investor Agreement		1-A/A	024-10753	3.2	November 1, 2018

3.3	Preferred Stock Voting Agreement		1-A/A	024-10753	3.3	November 30, 2017

4.1	Standard Form of LRO Agreement (incorporated by reference from the Offering Circular)		1-A/A	024-10496	N/A	October 22, 2018

6.1	Executive Employment Agreement with Brian Dally dated November 19, 2014		1-A/A	024-10440	6.1	July 1, 2015

6.2	Executive Employment Agreement with Nikhil Bhargava dated November 19, 2014		1-A/A	024-10440	6.2	July 1, 2015

6.3	2013 Stock Option Plan		1-A/A	024-10440	6.6	July 1, 2015

6.4	Option Award Agreement for Michael Olander Jr.		1-A/A	024-10440	6.8	July 1, 2015

6.5	Option Award Agreement for Richard Tuley		1-A	024-10488	6.11	October 7, 2015

6.6	Option Award Agreement for Bruce Boehm		1-A	024-10488	6.12	October 7, 2015

6.7	Series Seed Preferred Stock Purchase Agreement	1-A/A	024-10440	3.1	July 1, 2015

6.8	Series A Preferred Stock Purchase Agreement	1-A/A	024-10496	6.18	November 25, 2015

6.9	Right of First Refusal and Co-Sale Agreement	1-A/A	024-10496	6.19	November 25, 2015

6.10	Promissory Note and Security Agreement, as amended	1-A POS	024-10496	6.10	October 18, 2017

6.11	Form of Loan Agreement	1-A/A	024-10440	6.14	July 1, 2015

6.12	Form of Promissory Note	1-A/A	024-10440	6.15	July 1, 2015

6.13	Loan Purchase Agreement with Harvest Residential Loan Acquisition, LLC	1-A/A	024-10758	6.11	January 22, 2018

6.14	Servicing Agreement with Harvest Residential Loan Acquisition, LLC	1-A/A	024-10758	6.12	January 22, 2018

11.1	Consent of Hughes Pitman & Gupton, LLP	1-A/A	024-10753	11.1	April 17, 2019

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on April 3, 2020.

GROUNDFLOOR FINANCE INC.

By:	/s/ Nick Bhargava
Name:	Nick Bhargava
Title:	Executive Vice President, Secretary and Acting Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	President, Chief Executive Officer and Director (Principal Executive Officer)	April 3, 2020
Brian Dally

/s/ Nick Bhargava	Executive Vice President, Secretary, Acting Chief Financial Officer and Director (Principal Financial and Accounting Officer)	April 3, 2020
Nick Bhargava

*	Director	April 3, 2020
Luke Timberlake

*	Director	April 3, 2020
Bruce Boehm

*	Director	April 3, 2020
Michael Olander Jr.

*	Director	April 3, 2020
Richard Tuley Jr.

*By:	/s/ Nick Bhargava
Nick Bhargava
Attorney-in-fact